EXHIBIT 99.1

Unaudited Attributed Financial Information for Fidelity National Financial Group Tracking Stock

The following tables present our assets, liabilities, revenues, expenses and cash flows that are attributed to our FNF core business, known as FNF Group (“we,” or “our,”). The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the period ended June 30, 2016 included in this Quarterly Report on Form 10-Q.
FNF Group is comprised of three operating segments as follows:
Title
This segment consists of the operations of our title insurance underwriters and related businesses. This segment provides core title insurance and escrow and other title-related services including trust activities, trustee sales guarantees, recordings and reconveyances, and home warranty insurance. This segment also includes our transaction services business, which includes other title-related services used in the production and management of mortgage loans, including mortgage loans that experience default.
Black Knight
This segment consists of the operations of Black Knight, which, through leading software systems and information solutions, provides mission critical technology and data and analytics services that facilitate and automate many of the business processes across the life cycle of a mortgage.
FNF Group Corporate and Other
This segment consists of the operations of the parent holding company, certain other unallocated corporate overhead expenses, and other real estate and insurance-related operations.
We have adopted certain expense allocation policies, each of which are reflected in the attributed financial information of the FNF Group and the FNFV Group (see Exhibit 99.2). In general, corporate overhead is allocated to each group based upon the use of services by that group where practicable. Corporate overhead primarily includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to FNF’s board of directors. We allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each group.
Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to FNF Group, Fidelity National Financial, Inc.'s ("FNF, Inc.") tracking stock structure does not affect the ownership or the respective legal title to FNF Inc.'s assets or responsibility for FNF, Inc.'s liabilities. FNF, Inc. and its subsidiaries are each responsible for their respective liabilities. Holders of FNF Group common stock are subject to risks associated with an investment in FNF, Inc. and all of its businesses, assets and liabilities. See "Item 1A. Risk Factors - Risks Relating to the Ownership of Our FNFV Group Common Stock due to our Tracking Stock Capitalization" in our Annual Report on Form 10-K for the year ended December 31, 2015 for further discussion of risks associated with our tracking stock structure.

FIDELITY NATIONAL FINANCIAL GROUP
Balance Sheet Information
(In millions, except share data)

	June 30, 2016	December 31, 2015
	(Unaudited)
ASSETS
Investments:
Fixed maturity securities available for sale, at fair value, at June 30, 2016 and December 31, 2015 includes pledged fixed maturity securities of $336 and $342, respectively, related to secured trust deposits	$2,528	$2,558
Preferred stock available for sale, at fair value	304	289
Equity securities available for sale, at fair value	386	309
Investments in unconsolidated affiliates	161	125
Other long-term investments	80	78
Short-term investments, at June 30, 2016 and December 31, 2015 includes short-term investments of $258 and $266, respectively, related to secured trust deposits	570	790
Total investments	4,029	4,149
Cash and cash equivalents, at June 30, 2016 and December 31, 2015 includes $520 and $108, respectively, of pledged cash related to secured trust deposits	1,112	749
Trade and notes receivables, net of allowance of $21 and $32 at June 30, 2016 and December 31, 2015, respectively	488	453
Due from affiliates	15	10
Goodwill	4,669	4,572
Prepaid expenses and other assets	607	551
Capitalized software, net	554	543
Other intangible assets, net	804	802
Title plant	395	395
Property and equipment, net	359	278
Total assets	$13,032	$12,502

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and other accrued liabilities	$865	$878
Income taxes payable	83	38
Deferred revenue	199	191
Reserve for title claim losses	1,590	1,583
Secured trust deposits	1,102	701
Notes payable	2,566	2,593
Deferred tax liability	673	669
Total liabilities	7,078	6,653
Commitments and Contingencies:
Redeemable non-controlling interest by 21% minority holder of ServiceLink Holdings, LLC	344	344
Equity:
FNF Group common stock, $0.0001 par value; authorized 487,000,000 shares as of June 30, 2016 and December 31, 2015; outstanding of 272,703,257 and 275,781,160 as of June 30, 2016 and December 31, 2015, respectively, and issued of 283,681,067 and 282,394,970 as of June 30, 2016 and December 31, 2015, respectively	—	—
Additional paid-in capital	3,666	3,639
Retained earnings	1,523	1,377
Accumulated other comprehensive earnings	65	7
Less: treasury stock, 10,977,810 and 6,613,810 shares as of June 30, 2016 and December 31, 2015, respectively	(385)	(238)
Total Fidelity National Financial Group shareholders’ equity	4,869	4,785
Noncontrolling interests	741	720
Total equity	5,610	5,505
Total liabilities, redeemable noncontrolling interest and equity	$13,032	$12,502

See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

FIDELITY NATIONAL FINANCIAL GROUP
Statements of Earnings Information
(In millions, except per share data)

	Three months ended June 30,		Six months ended June 30,

	2016	2015	2016	2015
	(Unaudited)		(Unaudited)
Revenues:
Direct title insurance premiums	$540	$547	$962	$964
Agency title insurance premiums	691	597	1,221	1,038
Escrow, title-related and other fees	867	827	1,608	1,522
Interest and investment income	36	32	65	62
Realized gains and losses, net	—	(8)	(3)	(8)
Total revenues	2,134	1,995	3,853	3,578
Expenses:
Personnel costs	667	652	1,281	1,237
Agent commissions	526	451	928	784
Other operating expenses	465	453	870	825
Depreciation and amortization	87	87	172	170
Claim loss expense	68	69	120	120
Interest expense	32	31	63	60
Total expenses	1,845	1,743	3,434	3,196
Earnings from continuing operations before income taxes and equity in losses of unconsolidated affiliates	289	252	419	382
Income tax expense	98	95	148	142
Earnings from continuing operations before equity in earnings of unconsolidated affiliates	191	157	271	240
Equity in earnings of unconsolidated affiliates	3	—	6	2
Net earnings	194	157	277	242
Less: Net earnings (loss) attributable to non-controlling interests	7	(3)	17	(4)
Net earnings attributable to FNF Group common shareholders	$187	$160	$260	$246

Earnings Per Share
Basic
Net earnings per share attributable to FNF Group common shareholders	$0.69	$0.57	$0.95	$0.88
Diluted
Net earnings per share attributable to FNF Group common shareholders	$0.67	$0.56	$0.93	$0.86

Weighted average shares outstanding FNF Group common stock, basic basis	272	279	273	278
Weighted average shares outstanding FNF Group common stock, diluted basis	281	287	281	287

See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

FIDELITY NATIONAL FINANCIAL GROUP
Statement of Cash Flows Information
(In millions)

	Six months ended June 30,

	2016	2015
	(Unaudited)
Cash flows from operating activities:
Net earnings	$277	$242
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	172	170
Equity in earnings of unconsolidated affiliates	(6)	(2)
Gain on sales of investments and other assets, net	—	(8)
Impairment of assets	3	—
Stock-based compensation cost	25	27
Changes in assets and liabilities, net of effects from acquisitions:
Net decrease (increase) in pledged cash, pledged investments, and secured trust deposits	3	(2)
Net increase in trade receivables	(30)	(68)
Net increase in prepaid expenses and other assets	(47)	(53)
Net decrease in accounts payable, accrued liabilities, deferred revenue and other	(61)	(47)
Net increase (decrease) in reserve for title claim losses	7	(9)
Net change in amount due to affiliates	(5)	(3)
Net change in income taxes	11	138
Net cash provided by operating activities	349	385
Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	165	405
Proceeds from calls and maturities of investment securities available for sale	215	159
Additions to property and equipment and capitalized software	(153)	(80)
Purchases of investment securities available for sale	(350)	(606)
Net proceeds from (purchases of) short-term investment securities	212	(6)
Purchases of other long-term investments	—	(21)
Contributions to investments in unconsolidated affiliates	(62)	(23)
Distributions from investments in unconsolidated affiliates	39	—
Net other investing activities	6	(1)
Acquisition of eLynx Holdings, Inc., net of cash acquired	(115)	—
Acquisition of BPG Holdings, LLC, net of cash acquired	—	(43)
Other acquisitions/disposals of businesses, net of cash acquired	(60)	(12)
Net cash used in investing activities	(103)	(228)
Cash flows from financing activities:
Borrowings	55	1,229
Debt service payments	(96)	(1,304)
Additional investment in non-controlling interest	—	(6)
Proceeds from BKFS IPO	—	475
Dividends paid	(115)	(106)
Subsidiary dividends paid to non-controlling interest shareholders	(3)	(2)
Exercise of stock options	12	14
Payment of contingent consideration for prior period acquisitions	(2)	—
Distributions by BKFS to member	—	(17)
Purchases of treasury stock	(146)	(35)
Net cash (used in) provided by financing activities	(295)	248
Net (decrease) increase in cash and cash equivalents, excluding pledged cash related to secured trust deposits	(49)	405
Cash and cash equivalents, excluding pledged cash related to secured trust deposits at beginning of period	641	525
Cash and cash equivalents, excluding pledged cash related to secured trust deposits at end of period	$592	$930
See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

Notes to Unaudited Attributed Financial Information for Fidelity National Financial Group Tracking Stock
Period Ended June 30, 2016
(unaudited)
Note A.    Basis of Presentation
Description of the Business
FNF Group is a leading provider of (i) title insurance, escrow and other title-related services, including trust activities, trustee sales guarantees, recordings and reconveyances and home warranty insurance and (ii) technology and transaction services to the real estate and mortgage industries. FNF is the nation’s largest title insurance company operating through its title insurance underwriters - Fidelity National Title Insurance Company, Chicago Title Insurance Company, Commonwealth Land Title Insurance Company, Alamo Title Insurance and National Title Insurance of New York Inc. - that collectively issue more title insurance policies than any other title company in the United States. Through our subsidiary ServiceLink Holdings, LLC ("ServiceLink"), we provide mortgage transaction services including title-related services and facilitation of production and management of mortgage loans. FNF also provides industry-leading mortgage technology solutions, including MSP®, the leading residential mortgage servicing technology platform in the U.S., through its majority-owned subsidiary, Black Knight Financial Services, Inc. ("Black Knight").
Recent Developments
On July 26, 2016, we announced that FNF Group signed a definitive agreement to acquire Commissions, Inc. ("CINC"), a leading provider of web-based real estate marketing and customer relationship management software for elite agents and teams across North America. CINC’s product offerings include software, marketing and services designed to enhance the productivity and sales results of elite Realtors® and agent teams through lead generation and proactive lead management.
During the second quarter of 2016 we invested $30 million in CF Corporation (“CF Corp”, NYSE: CFCOU), a blank check company co-founded by William P. Foley, the Chairman of our Board of Directors. Mr. Foley also serves as the Co-Executive Chairman of CF Corp. As of June 30, 2016, our investment in CF Corp has a fair value of $30 million and is included in Equity securities available for sale on the corresponding Condensed Consolidated Balance Sheet.
On May 16, 2016, Black Knight completed its acquisition of eLynx Holdings, Inc. ("eLynx"), a leading lending document and data delivery platform, for $115 million. eLynx helps clients in the financial services and real estate industries electronically capture and manage documents and associated data throughout the document lifecycle. This acquisition positions Black Knight to electronically support the full mortgage origination process. See Note B to the Condensed Consolidated Financial Statements included within Part I, Item I of Form 10-Q in this Quarterly Report for further discussion.
On April 29, 2016, pursuant to the terms of a certain “synthetic lease” agreement, dated as of June 29, 2004, as amended on June 27, 2011, and further described under Off-Balance Sheet Arrangements in Item 2 of Part II of this Quarterly Report, we exercised our option to purchase the land and various real property improvements associated with our corporate campus and headquarters in Jacksonville, Florida from SunTrust Bank for $71 million.
On March 3, 2016 our Board of Directors adopted a resolution increasing the size of the Company’s Board of Directors to eleven, and elected Janet Kerr to serve on our Board of Directors. Ms. Kerr serves in Class II of our Board of Directors, and her initial term expired at the annual meeting of our shareholders held on June 15, 2016, at which time shareholders elected her to the Board of Directors. At this time, Ms. Kerr has not been appointed to any committee of our Board.
EPS
Included in the calculation of diluted earnings per share are convertible senior notes (the “Notes”) issued on August 2, 2011 by Fidelity National Financial, Inc.  Under the terms of the indenture, if converted, a portion of the settlement may include shares of FNFV common stock.  As the debt is the obligation of FNF Group, if FNF were to settle a portion of the Notes with FNFV common stock, FNF Group would reimburse FNFV Group for the shares issued upon settlement.